EXHIBIT 4.1

EXECUTION VERSION

AMENDMENT NO. 1 TO RIGHTS AGREEMENT
June 6, 2019
Amendment No. 1 (this “Amendment”) to the Rights Agreement, dated as of October 3, 2018 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), between BARNES & NOBLE, INC., a Delaware corporation (the “Company”), and COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent (the “Rights Agent”).  Capitalized terms used herein and not defined herein shall have the meanings specified in the Rights Agreement.
WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Chapters Holdco Inc., a Delaware corporation (“Parent”), and Chapters Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent;
WHEREAS, the Board of Directors of the Company has deemed it is advisable and in the best interests of the Company and its shareholders that the Company enter into the Merger Agreement;
WHEREAS, the Board of Directors of the Company has determined, in connection with the execution of the Merger Agreement, that it is desirable to amend the Rights Agreement to exempt the Merger Agreement, the Voting Agreement (as defined in the Merger Agreement), the transactions contemplated by the Merger Agreement and the Voting Agreement and certain related matters from the application of the Rights Agreement;
WHEREAS, pursuant to Section 26 of the Rights Agreement, for so long as the Rights are redeemable, and subject to the last sentence of Section 26 of the Rights Agreement, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Rights Agreement in any manner which the Company may deem necessary or desirable without the approval of any holders of the Rights;
WHEREAS, as of the time immediately prior to this Amendment, the Rights are redeemable; and
WHEREAS, pursuant to the terms of the Rights Agreement and in accordance with Section 26 thereof, the Company has directed that the Rights Agreement be amended as set forth in this Amendment, prior to the execution of the Merger Agreement and by its execution and delivery hereof, directs the Rights Agent to execute this Amendment.
NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:
Section 1.           Amendments to the Rights Agreement. The Rights Agreement is hereby amended as follows:
(a)           The following is hereby inserted as a new Section 1A of the Rights Agreement, to appear between Section 1 and Section 2 of the Rights Agreement:

“Section 1A. Specified Exceptions.  Notwithstanding anything in this Agreement to the contrary, (i) no Person shall become an Acquiring Person or shall be deemed to have become an Acquiring Person, (ii) no Person shall be deemed to have acquired Beneficial Ownership of any securities of the Company, (iii) no Distribution Date or Business Combination shall occur or be deemed to have occurred and (iv) no other event or occurrence resulting in a triggering of rights of holders of Rights, or of obligations of the Company (including, without limitation, any obligation to issue Rights Certificates or to provide notice to holders of Rights), under the Rights Agreement shall occur or be deemed to have occurred, in each case by reason of (A) the approval, adoption, execution, delivery or performance or, if approved by the Board of Directors of the Company, amendment, modification or waiver of the Merger Agreement, (B) the approval, execution, delivery or performance or, if approved by the Board of Directors of the Company, amendment, modification or waiver of the Voting Agreement, (C) the consummation of the Merger (as defined in the Merger Agreement) or any other transaction contemplated by the Merger Agreement or the Voting Agreement or (D) the public announcement of any of the foregoing.”
(b)           The definition “Expiration Date” is hereby amended to read in its entirety as follows:
““Expiration Date” means the earliest of (a) the Close of Business on October 2, 2019, (b) the time at which all Rights are redeemed as provided in Section 24 and (c) immediately prior to the Effective Time (as such term is defined in the Merger Agreement).”
(c)           Section 1 of the Rights Agreement is hereby amended and supplemented by adding the following definitions in the appropriate locations therein:
““Merger Agreement” means the Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time), by and among the Company, Chapters Holdco Inc., a Delaware corporation (“Parent”), and Chapters Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent, as it may be amended, restated, supplemented or otherwise modified from time to time.”
““Voting Agreement” shall have the meaning set forth in the Merger Agreement.”
Section 2.           Amendment and Certification.
(a)           This Amendment will be effective as of the date first above written and all references to the Rights Agreement will, from and after such time, be deemed to be references to the Rights Agreement as amended hereby.
(b)           The Company has delivered to the Rights Agent a certificate from an appropriate officer of the Company stating that this Amendment complies with Section 26 of the Rights Agreement.
(c)           Pursuant to Section 26 of the Rights Agreement, by its execution and delivery hereof, the Company directs the Rights Agent to execute this Amendment.

Section 3.           No Other Effect. Except as amended hereby, the Rights Agreement shall remain unchanged, and the Rights Agreement as amended hereby shall remain in full force and effect and is hereby ratified and confirmed.
Section 4.           Governing Law. This Amendment shall be deemed to be a contract made under the law of the State of Delaware and for all purposes shall be governed by and construed in accordance with the law of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made to be performed entirely within such State.
Section 5.           Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
Section 6.           Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed as of the day and year first above written.

BARNES & NOBLE, INC.

By:	/s/ Bradley A. Feuer
	Name:	Bradley A. Feuer
	Title:	Vice President, General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent

By:	/s/ Patrick Mullaly
	Name:	Patrick Mullaly
	Title:	Group Manager